MONTHLY REPORT - OCTOBER, 2006
                               Global Macro Trust
              The net asset value of a unit as of October 31, 2006
                was $  976.32, up  3.7% from   $ 941.33 per unit
                           as of September 30, 2006.

                                      Managing         Unit
                                       Owner         Holders          Total
Net Asset Value (479,658.295      $   4,811,221     446,703,570     451,514,791
   units) at September 30, 2006
Addition of 7,377.123 units on                0       6,944,300       6,944,300
   October 1, 2006
Redemption of 11,735.384 units on            (0)    (11,457,490)    (11,457,490)
   October 31, 2006
Net Income (Loss) - October, 2006       207,689      16,955,022      17,162,711
                                    -----------  --------------  --------------
Net Asset Value at October 31,    $   5,018,910     459,145,402     464,164,312
2006
                                    ===========  ==============  ==============
Net Asset Value per Unit at
October 31, 2006 (475,422.760
units inclusive of 122.726
additional units.)                $     976.32


                        STATEMENT OF INCOME AND EXPENSE
                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts      $ 4,778,242     (18,966,722)

      Change in unrealized gain (loss) on open       13,487,830      26,773,526
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (61,853)        555,065


   Interest income                                    1,831,216      16,826,607

   Foreign exchange gain (loss) on margin               (67,437)       (419,040)
      deposits

Total: Income                                        19,967,998      24,769,436

Expenses:
   Brokerage commissions                              2,670,207      25,416,086

   20.0% New Trading Profit Share                             0         114,672

   Custody Fees                                               0          52,488

   Administrative expense                               135,080       1,299,573


Total: Expenses                                       2,805,287      26,882,819

Net Income (Loss) - October, 2006                  $ 17,162,711      (2,113,383)



* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                    November 7, 2006


Dear Investor:

Global Macro Trust ("GMT") was up 3.72% for October, 2006. Year-to-date the Trust is down 0.18%.

In October, the Trust's solid advance was led by profits from trading stock, metal and energy futures, and to a lesser extent from currency, interest
rate and soft commodity futures.   On the other hand, trading of grain
futures was unprofitable.

Global equities were strong in October and made a significant contribution to the month's performance. Profits were generated on long positions in European, South African, Australian, Canadian, Hong Kong and U.S. stock index futures. Small losses were sustained on long positions in Japanese indices. The Taiwan index was flat.

Industrial metals resumed their uptrend after a pause in September, and long positions in tin, zinc, lead, nickel, aluminum and silver were profitable. Small losses were sustained on long positions in gold and copper and a long position in Tokyo platinum was flat.

Energy prices were volatile but continued to decline in October as abundant supplies and moderate weather forecasts outweighed geopolitical concerns. Short positions in WTI and Brent crude oil heating oil, London gas oil and gasoline were profitable. Short positions in natural gas, Tokyo gasoline and kerosene were flat.

Currency trading was profitable as a small loss from trading versus the dollar was outweighed by profits from non-dollar crosses. In dollar trading, long positions in the Australian, New Zealand and Singapore dollars, Brazilian real, British pound and Polish zloty were profitable.
A long position in the Czech koruna and short positions in the Swiss franc, Norwegian krone, Hungarian forint, Indian rupee, yen, Turkish lire, Mexican peso and South African rand were unprofitable. In the crosses, long positions were profitable in the Australian and New Zealand dollars and Mexican peso versus the yen, the Australian dollar and British pound versus the Swiss franc, and the pound versus the Swedish kroner. Long positions in the euro versus the Hungarian, Turkish and New Zealand currencies and a long position in the Canadian dollar versus the Swiss franc were unprofitable.

In the interest rate portfolio sector, profits on short positions in 3-year Australian bonds and European and British short-term interest rate futures narrowly exceeded losses on short positions in Canadian short-term interest rates, British bonds and German bonds and notes. Long positions in Canadian and Japanese bonds, U.S. Treasury notes and short-term Swiss interest rates and short positions in Australian 10-year bonds and European 3-year notes were flat.

In the tropical soft commodities, a short position in cotton was profitable and short positions in cocoa, coffee and sugar were flat.

Grain prices rallied strongly in October on reports of a drought in Australia and short positions in corn, soybeans and soybean meal and oil were unprofitable. A long position in Chicago wheat was profitable and a long position in Kansas City wheat was flat. Livestock was not traded in October.

For the year-to-date, metals, energy, stock indices and interest rates have been profitable and currencies and agricultural commodities have been unprofitable.

                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman